UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM 11-K
________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the plan year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____

Commission file number 033-36383
________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

Financial Statements as of and for the Years Ended December 31, 2009 and 2008, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PICO HOLDINGS, INC.
875 Prospect Street, Suite 301
La Jolla, California  92037

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
PICO Holdings, Inc. Employees 401 (k)
Retirement Plan and Trust
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401 (k) Retirement Plan and Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our 2009 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP

San Diego, CA
June 28, 2010

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Cash and cash equivalents	$491

Participant directed investments - at fair value:
Mutual funds	6,757,819	$4,796,565
Common stock - participant directed	2,278,073	2,093,569
Common collective trust fund	1,564,314	1,409,483
Total investments	10,600,206	8,299,617

Receivables — employer’s profit-sharing contributions	422,582	308,549

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	11,023,279	8,608,166

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(7,606)	79,544

NET ASSETS AVAILABLE FOR BENEFITS	$11,015,673	$8,687,710

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:
Contributions:
Participant contributions	$454,505	$408,464
Rollover contributions	2,222	62,982
Employer contributions	643,822	480,714
Total contributions	1,100,549	952,160

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	1,726,448	(3,002,310)
Interest and dividends	144,251	275,134

Net investment income (loss)	1,870,699	(2,727,176)

DEDUCTIONS — Benefits paid to participants	643,285	280,991

INCREASE (DECREASE) IN NET ASSETS	2,327,963	(2,056,007)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,687,710	10,743,717
End of year	$11,015,673	$8,687,710

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF PLAN

The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution 401(k) profit-sharing plan covering eligible employees as defined in the Plan Agreement of PICO Holdings, Inc. (the “Plan Sponsor”). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and has been determined to be qualified for tax-exempt status by the Internal Revenue Service (IRS).

Contributions — Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, currently $16,500. The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor’s matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor’s board of directors.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocations of (a) the Plan Sponsor’s discretionary profit-sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants’ nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants, and any remainder will be used to reduce the Plan Sponsor’s discretionary profit-sharing contribution for the current or subsequent Plan year in which the forfeiture occurs.

Investments — Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer matching contributions, and discretionary profit-sharing amounts. A participant chooses from a number of different mutual fund options, including common collective trust funds. In addition, participants are able to invest in the stock of the Plan Sponsor.

Vesting — Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Effective January 1, 2007, the vesting schedule for discretionary employer contributions to the Plan was amended, allowing participants to become partially vested after two years of service and fully vested after six years of service.

Vesting in the Plan Sponsor’s discretionary profit-sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

Years of Service	Percentage

Less than 2	-
2	20
3	40
4	60
5	80
6 or more	100

Participant Loans — Loans to participants are not permitted under the Plan.

Payment of Benefits — Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. If the value of the participant’s account is $1,000 or less, the Trustee shall distribute the entire vested account to the participant. No such amounts were payable at December 31, 2009 and 2008.

Forfeited Accounts – At December 31, 2009 and 2008, forfeited nonvested accounts totaled $4,455 and $12,550, respectively.  These accounts are used to reduce employer contributions. For the year ended December 31, 2009 and 2008, forfeited accounts of $12,550 and $7,700, respectively were used to reduce employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Investments in mutual funds and Plan Sponsor common stock fund are valued at quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

The Union Bond and Trust Company Stable Value Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — The Plan’s expenses are paid by the Plan Sponsor.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2009 and 2008, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs for the asset or liability. These inputs reflect our own assumption about the assumptions a market participant would use in pricing the asset or liability. The Plan does not currently hold any Level 3 Assets.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Domestic stock funds	$3,359,000			$3,359,000
Balanced funds	49,225			49,225
International stock fund	1,299,413			1,299,413
Fixed income funds	2,045,676			2,045,676
Total mutual funds	6,753,314			6,753,314
Money market funds	4,505			4,505
Common stock: (1)	2,278,073			2,278,073
Stable value fund		$1,564,314		1,564,314
Total	$9,035,892	$1,564,314		$10,600,206

(1) Represents a party-in-interest to the Plan.

The table below shows the level and measurement of our assets measured at fair value at December 31, 2008:
Description of Financial Instrument	Fair Value Measurements December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds	$4,796,565	$4,796,565
Common stock (1)	2,093,569	2,093,569
Alternative investment	1,409,483		$1,409,483
Total	$8,299,617	$6,890,134	$1,409,483

(1) Represents a part-in-interest to the Plan.

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated September 17, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the latest determination letter. However, the Plan administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

5.	INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2009 and 2008 consisted of the following:

	2009	2008

PICO Holdings, Inc., common stock (1)	$2,278,073	$2,093,569
Mutual funds:
Royce Premier Fund	$965,381	$742,547
Columbia Intermediate Bond Z	$1,275,650	$937,410
American Funds Growth Fund of America	$649,735	$448,387
American Funds Europacific Growth Fund	$633,456	$474,052
Dreyfus Emerging Mutual Funds Class A	$618,070
Washington Mutual Investors		$511,850
Common Collective Trusts — UBT Stable Value Fund	$1,556,708	$1,489,027

(1) Represents a party-in-interest to the Plan.

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated or depreciated as follows:

	2009	2008

Net appreciation (depreciation) in fair value of investments whose fair value was determined by quoted market price:
Common stock	$272,805	$(426,661)
Mutual funds	1,453,643	(2,575,649)
Net appreciation (depreciation) in fair value of investments	$1,726,448	$(3,002,310)

6.	RELATED-PARTY TRANSACTIONS

Plan investments include common stock of PICO Holdings, Inc. PICO Holdings, Inc. is the Plan Sponsor, Smith Barney Corporate Trust Company is the Plan custodian, and ING Institutional Plan Services was the recordkeeper until December 31, 2009, when the company changed recordkeepers to Columbus Retirement Administrators. The Plan Sponsor pays all administrative expenses of the Plan. These totaled approximately $32,000 and $37,000 in 2009 and 2008, respectively.

7.	STABLE VALUE FUND

The stable value fund (the “Fund”) is a collective investment trust under the trusteeship of Union Bond & Trust Company.  The beneficial interest of each participant is represented by units. Units are issued and redeemed daily based upon the closing net asset value per unit of the Fund, which was $22.33 at December 31, 2009, and is determined daily following the close of regular trading on the New York Stock Exchange. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Redemption Restrictions of the Fund — The Fund has redemption restrictions for participant-directed transfers to competing investment options, permitted participant withdrawals and transfers, and plan sponsor-directed withdrawals or liquidations.

•	Participant-directed transfers to competing investments must be held in a non-competing investment option for a minimum of 90 days before a transfer to a competing option may occur.
•
Permitted participant withdrawals and transfers are typically processed daily, the Fund Trustee may, at its discretion in the best interest of the fund, delay such withdrawals for no more than 30 days.

•	Plan Sponsor-directed withdrawals or liquidation require a twelve month advance written notice for withdrawal of assets invested in the Fund.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2009 and 2008, the Plan held 69,601 and 78,765 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $1.4 million and $1.5 million, respectively. During the year ended December 31, 2009, the Plan recorded no dividend income from such shares.

9.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

*********

SUPPLEMENTAL SCHEDULE

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2009
Description	Number of Shares	Fair Market Value

INVESTMENTS:
Mutual funds:
Invesco Energy Mutual Fund Class Institutional	4,137	$149,291
Invesco Global Health Care Mutual Fund Class Investor	5,628	143,734
American Balanced Mutual Fund Class R-5	3,035	49,225
Montage & Caldwell Growth Mutual Fund Class I	5,312	119,682
Baron Growth Fund;Retail	3,979	164,370
Merrill Lynch Equity Dividend Mutual Fund Class A	34,686	548,740
Merrill Lynch International Value Mutual Fund Class l I	2,330	47,887
Cohen & Steers Realty Shares	1,005	47,296
Columbia Intermediate Bond Fund;Z	145,125	1,275,650
Dreyfus Emerging Mutual Fund Class A	52,736	618,070
Dreyfus US Treasury Long Term Fund	4,302	69,387
American Funds EuroPacific Growth Fund;R-5	16,548	633,456
Franklin Gold & Precious Metals Fund;A	2,481	98,663
GAMCO Growth Fund;I	3,493	99,957
American Funds Growth Fund of America;R-5	23,817	649,735
ING GNMA Income Fund;I	2,279	19,805
American Funds Intmdt Bond Fund of America;A	7,759	101,952
Western Asset Money Market Fund Class A (Forfeiture account)	4,455	4,455
Neuberger Berman Focus Fund;Investor	10,369	182,492
Oppenheimer Commodity Strategy Total Return Mutual Fund Class Y	5,913	20,280
Royce Premier Fund;Investment	59,190	965,381
T Rowe Price International Bond Fund	39,906	393,873
American Funds Washington Mutual Inv Fund;R-5	173	4,270
Vanguard Inflation-Protected Securities Fund;Inv	14,742	185,009
Vanguard 500 Index Fund;Investor	1,608	165,109
AIM STIT Liquid Assets Reserve	50	50

Total mutual funds		6,757,819

Common collective trust fund — UBT Stable Value Fund	70,047	1,556,708
PICO Holdings, Inc., common stock (1)	69,601	2,278,073

TOTAL		$10,600,206

(1) Represents a party-in-interest to the Plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the United States Securities Exchange Act of 1934, the trustees (or other persons who adminster the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereuinto duly authorized.

Date: June 28, 2010	PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST By: /s/ Maxim C. W. Webb
Maxim C.W. Webb Chief Financial Officer and Treasurer

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
ANNUAL REPORT ON FORM 11-K

For plan year ended December 31, 2009

INDEX TO THE EXHIBITS

Exhibit Number	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm